Corrected Transcript Filed by Jones Lang LaSalle Incorporated (SEC File No. 001-13145) pursuant to Rule 425 under the Securities Act of 1933, as amended. Subject Company: HFF, Inc. (SEC File No. 001-33280) The following is the transcript of Jones Lang LaSalle Incorporated's ("JLL") live webcast for shareholders, analysts and investment professionals on March, 19, 2019. The presentation and transcript are posted on the JLL website, ir.jll.com. 19-Mar-2019 Jones Lang LaSalle, Inc. (JLL) Acquisition of HFF, Inc by Jones Lang LaSalle Inc Call Total Pages: 12 1-877-FACTSET www.callstreet.com Copyright © 2001-2019 FactSet CallStreet, LLC

Jones Lang LaSalle, Inc. (JLL)
Acquisition of HFF, Inc by Jones Lang LaSalle Inc Call

Corrected Transcript
19-Mar-2019

CORPORATE PARTICIPANTS

Grace Chang
Managing Director, Global Corporate Finance and Investor Relations, Jones Lang LaSalle, Inc.

Christian Ulbrich
President, Chief Executive Officer & Director, Jones Lang LaSalle, Inc.

Stephanie Plaines
Global Chief Financial Officer, Jones Lang LaSalle, Inc.

Richard William Bloxam
Global Chief Executive Officer-Capital Markets, Jones Lang LaSalle, Inc.

James (Jay) Koster II
Group Head, Americas Capital Markets and Investor Services, Jones Lang LaSalle, Inc.

Alan K. Tse
Global Chief Legal Officer and Corporate Secretary, Jones Lang LaSalle, Inc.

OTHER PARTICIPANTS

Stephen Sheldon
Analyst, William Blair & Co. LLC

Jade Rahmani
Analyst, Keefe, Bruyette & Woods, Inc.

David E. Ridley-Lane
Analyst, Bank of America Merrill Lynch

Mitch Germain
Analyst, JMP Securities LLC

MANAGEMENT DISCUSSION SECTION

Operator: Good morning and welcome to the Jones Lang LaSalle Investor Call. All lines have been placed on mute to prevent any background noise, and after the speakers' remarks there will be a question-and-answer session. [Operator Instructions] Thank you.

I'd now like to turn the call over to your host, Grace Chang, Managing Director of Corporate Finance and Investor Relations. Please go ahead.

Grace Chang
Managing Director, Global Corporate Finance and Investor Relations, Jones Lang LaSalle, Inc.

Thank you, operator. Good morning and welcome to our JLL conference call. Earlier this morning, we issued a news release and filed an 8-K announcing that JLL has entered into a definitive agreement with HFF to acquire all the outstanding common shares of HFF. The release is available on the Investor Relations section of our website, ir.jll.com, along with a slide presentation covering today's acquisition overview.

As a reminder, today's call is being webcast live. A transcript of this conference call will also be posted on our website.

Before we begin, let me emphasize that some of the information discussed on this call including the anticipated timing and potential benefit of the acquisition is based on information available as of today and includes forward-looking comments that involve risks and uncertainties. Actual results may differ materially from those made in such statements. For further details on these risks and uncertainties, please review the forward-looking statement

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Jones Lang LaSalle, Inc. (JLL) Corrected Transcript Acquisition of HFF, Inc by Jones Lang LaSalle Inc Call 19-Mar-2019 disclosure in today's news release, as well as JLL's recent Form 10-K and in other reports filed with the SEC. You should not rely on any forward-looking statements as predictions of the future events. They are based on assumptions that we believe to be made reasonable as of this date. Joining me today is Christian Ulbrich, our Chief Executive Officer; Stephanie Plaines, our newly appointed Chief Financial Officer; Richard Bloxam, Global CEO of Capital Markets; and Jay Koster, Group Head of Americas Capital Markets and Investor Services. And with that, I will now turn the call over to Christian. ... Christian Ulbrich President, Chief Executive Officer & Director, Jones Lang LaSalle, Inc. Thank you, Grace. Welcome to all of you joining us today on short notice to discuss this exciting announcement. First, allow me to welcome and introduce our newly appointed Global Chief Financial Officer, Stephanie Plaines. Stephanie brings to JLL a unique mix of extensive financial leadership and international experience to help drive our Beyond strategic vision and transformation agenda. Together we are pleased to discuss with you this important transaction. Obviously Richard and Jay will also join us in the Q&A after the prepared remarks. As Grace mentioned, we executed a definite agreement to acquire HFF, a leading provider of commercial real estate services with a focus on capital markets. Many of you will be familiar with this organization, which is so widely admired within our industry. The proposed combination is an exciting step in delivering on our long-term strategic goals. It will allow us to accelerate the growth of our Capital Markets presence in the U.S. and globally, as well as great enhanced capabilities for our clients and build an even stronger talent platform. As you know, two years ago at our Investor Day, we unveiled Beyond, our global strategic vision to drive long- term sustainable and profitable growth. Part of that vision, as shown here on slide 6 was to double our Capital Markets business. We believe that HFF is a significant step to achieving this vision, and looking at options to grow capital markets, we have been clear that any opportunity would need to closely align with our culture and strategic vision. I'm confident that the combination with HFF meets these criteria and is the best opportunity for us. We truly believe that HFF's deep market knowledge, relationships and talent will add to our existing teams and help us build an even more successful company. Moving to the next slide. The total transaction consideration is approximately $2 billion and has been structured to ensure that HFF shareholders will receive an immediate cash element while continuing to share the growth and value creation that we see in this proposed combination. Under the terms of this merger agreement, HFF shareholders will receive $24.63 in cash and a fixed exchange ratio of 0.1505 JLL shares for each HFF share. At closing, JLL existing shareholders are expected to represent approximately 87% of the combined company, with HFF shareholders expected to represent the remaining 13%. In terms of leadership, I'm absolutely delighted that Mark Gibson, CEO of HFF will join us as CEO of our JLL's Americas Capital Markets business. In the time we have spent together, Mark and I have built an excellent relationship. We came to understand that we clearly share the same values and focus on putting our clients, employees and shareholders first. Mark and his leadership team have a superb track record. Combining our teams will create a position of true industry leadership. One of the most compelling parts of this combination is the fantastic platform it will create for attracting, developing, and retaining the best talent. We have also entered into three to four year employment agreements with the key senior leaders and producers of HFF. We expect the proposed combination to deliver high quality accretive earnings with a favorable margin profile, within the first full financial year and generate strong pro forma cash flow allowing for consistent and timely de- leveraging. 3 1-877-FACTSET www.callstreet.com Copyright © 2001-2019 FactSet CallStreet, LLC

Jones Lang LaSalle, Inc. (JLL) Corrected Transcript Acquisition of HFF, Inc by Jones Lang LaSalle Inc Call 19-Mar-2019 We anticipate the transaction to close during the third quarter of 2019, subject to HFF shareholder approval, regulatory review, and customary closing conditions. As background, HFF is one of the most successful commercial real estate capital intermediaries in the U.S., with deep client relationships that have been developed over 40 years and a talented leadership team. I'm looking forward to welcoming the employees of HFF to JLL. This is an exciting step for both organizations. It enhances our growth prospects and creates an even more dynamic environment for talent development. Growing capital markets has always been a key element of our strategy with a particular focus on the U.S. This merger will significantly strengthen our capital markets expertise in the U.S. and around the world and provide HFF's clients with access to JLL's full suite of global real estate services. Combining our capital markets footprints will be highly complementary and add enhanced capabilities for our clients. Our two organizations are a strong cultural fit and share a common vision for teamwork, ethics and excellence by placing the client at the center of everything we do. I'm confident that combined professional integrity, work ethic of our capital markets advisors and collaborative team culture will help drive growth and attract more new business with clients. This strategic combination will allow us to accelerate the growth of our capital markets presence globally with HFF's deep client base, drive more cross-sell opportunities and create an even stronger talent platform. Now I will turn this over to Stephanie, who will walk you through the financial details. ... Stephanie Plaines Global Chief Financial Officer, Jones Lang LaSalle, Inc. Thank you, Christian. It's a pleasure to be here on this call. I could not be more excited to join such an iconic company as JLL and look forward to playing a key part in executing our growth strategy. As Christian outlined, this is a highly strategic transaction with a premier partner that will expand our strength in both U.S. capital markets and globally, and is fully aligned with our Beyond strategy goals. Turning to the financial aspects, the expected run rate synergies of this transaction are outlined in three distinct buckets. Cost synergies, near-term revenue synergies and other revenue synergies. Together, they represent $60 million of annual run rate EBITDA synergies to be achieved within two to three years, with an estimate of approximately $28 million to be realized in the first 12 months. Nearly 70% of the run rate synergies or $40 million represents the elimination of overlapping overhead infrastructure cost, including the consolidation of offices and public company related expenses. The strategic benefit of bringing our people together will help drive the shared values and common culture that is so critical to a successful integration and delivering all synergies, including revenue synergies. We expect near-term revenue synergies from combining the agency lending businesses. HFF's deep distribution network combined with JLL's originations platform will accelerate our origination and debt replacement volumes. In addition, we anticipate little overlap in our current agency client base. This creates an opportunity to leverage HFF's Capital Markets expertise while also providing HFF clients with access to JLL's full suite of global real estate services. Beyond these three areas, we expect further upside as the U.S. Capital Markets presence will accelerate growth in our debt advisory business in Europe and in Asia Pacific. On slide 11, the pro forma combination based on 2018 actuals of both JLL and HFF illustrate the compelling accretive nature of this transaction. The combination would increase consolidated fee revenue by 11%, and specifically capital market fee revenue would increase by 1.7 times. The combined pro forma EBITDA including the benefit of run rate synergies would contribute an incremental 130 basis points of consolidated adjusted EBITDA margin expansion. Again this pro forma view illustrates the acceleration of JLL's path to 2025 target by 4 1-877-FACTSET www.callstreet.com Copyright © 2001-2019 FactSet CallStreet, LLC

Jones Lang LaSalle, Inc. (JLL) Corrected Transcript Acquisition of HFF, Inc by Jones Lang LaSalle Inc Call 19-Mar-2019 driving long-term revenue growth and enhancing overall margin. The operating cash flow increase is also compelling, and will further underpin our commitment to maintaining a strong balance sheet. JLL intends to fund the cash portion of the purchase price with the combination of cash reserves and our existing credit facility. Both firms have excellent balance sheets, allowing the combined entity to have modest pro forma leverage with the plan to quickly reduce debt. We are committed to maintaining our investment grade ratings and managing our debt level to a long-term strategic leverage profile of less than 2 times net debt to EBITDA. The strong pro forma cash flow which we noted in the previous slide enables consistent and timely deleveraging. We have included in the appendix the pro forma reconciliation of non-GAAP reported metrics for JLL and HFF based on 2018 actuals for both organizations. I will now turn the call back to Christian for closing remarks. ... Christian Ulbrich President, Chief Executive Officer & Director, Jones Lang LaSalle, Inc. Thank you, Stephanie. We are truly excited about this highly strategic transaction and confident that we will realize the run rate synergies outlined and achieve further value upside over the longer-term base on our track record of integrating transformative acquisitions. Over the past 10-plus years, we completed three notable acquisitions in transaction-based businesses. The acquisition of Staubach in 2008, King Sturge in 2011 and Oak Grove in 2015, all were instrumental in building the premier global platform we have today and are testament to our ability to successfully integrate and deliver value to our shareholders through M&A. I might also add that many of our JLL leaders today come from these past acquisitions which is a further attribute to the strategic contribution impact of these transformative acquisitions. I am confident that the combination of HFF and JLL will create significant value for shareholders of both companies. In closing, let me say how proud I am of the work that has been done to get us to this milestone. We are able to take this step because of the strong financial position of our company and the dedication excellence of our employees. I'm incredibly thrilled about what these transactions will allow us to achieve as a global platform and leader in real estate services. I look forward to welcoming the HFF associates to JLL as we look to build transformative growth together. Thank you for joining us today and sharing in the excitement of this historic announcement. That concludes our prepared remarks. Operator, please open the line for questions. 5 1-877-FACTSET www.callstreet.com Copyright © 2001-2019 FactSet CallStreet, LLC

Jones Lang LaSalle, Inc. (JLL) Corrected Transcript Acquisition of HFF, Inc by Jones Lang LaSalle Inc Call 19-Mar-2019 QUESTION AND ANSWER SECTION Operator: [Operator Instructions] And your first question comes from Stephen Sheldon of William Blair. Stephen your line is open. ... Stephen Sheldon Analyst, William Blair & Co. LLC Q Good morning and congrats on the deal and welcome Stephanie. On, I guess, on your combined capital markets capabilities, I think your existing investment sales business is more skewed towards larger transactions. I think that's true as well for HFF. Do you agree with that and maybe where would you want to take the combined businesses over the next few years? This acquisition gives you significantly more capital markets scale, but would you expect to see more diversification either by transaction size or property types here over the medium term? ... Christian Ulbrich President, Chief Executive Officer & Director, Jones Lang LaSalle, Inc. A I would like Richard to first give you a bit of a global overview on our Capital Markets business and the way forward, and then he will then hand over to Jay to be more specific around the Americas. Richard? ... Richard William Bloxam Global Chief Executive Officer-Capital Markets, Jones Lang LaSalle, Inc. A Thank you, Christian. Yes, our Capital Markets business globally as you rightly pointed out is currently relatively heavily skewed to investment sales and acquisitions as opposed to broader financial services. Our U.S. business is already broadly 50% investment sales, 50% debt related services. So the combination of HFF with JLL will retain a 50-50 spread in the Americas. But by the weight and scale of our business now in the Americas went – following the acquisition it will take us much, much closer to our long-term 2025 objectives of getting to 60-40 weighting. In relation to specific transaction sizes at both JLL and HFF operate across the scale of transactions from relatively small transactions up to high ones. I think we look forward to continue to operate across that mix. Jay? ... James (Jay) Koster II Group Head, Americas Capital Markets and Investor Services, Jones Lang LaSalle, Inc. A Yes, and in the Americas, Richard, our focus will continue to be to broaden our client base, as you said, across all product types and all deal sizes, and we expect to see substantive activity across all multi-family, retail, office, industrial, hotels and continue to focus on all size categories within those products. ... Stephen Sheldon Analyst, William Blair & Co. LLC Q Got it. That's helpful. And then I guess as a follow-up, can you maybe provide us more detail on how quickly you'd be able to realize the cost synergies, you provided some detail, but specifically could you potentially see some of the initial $20 million kind of run rate cost synergies in these third and fourth quarters of 2019 post close? ... Christian Ulbrich President, Chief Executive Officer & Director, Jones Lang LaSalle, Inc. A Yeah, we work very hard on that topic. And so I would hand over to Jay again to give the response. 6 1-877-FACTSET www.callstreet.com Copyright © 2001-2019 FactSet CallStreet, LLC

Jones Lang LaSalle, Inc. (JLL) Corrected Transcript Acquisition of HFF, Inc by Jones Lang LaSalle Inc Call 19-Mar-2019 James (Jay) Koster II Group Head, Americas Capital Markets and Investor Services, Jones Lang LaSalle, Inc. A I think as Stephanie outlined in the remarks, we've done extensive due diligence over the last several months and feel highly confident that we can deliver half of those cost synergies in the first 12 months. I think Stephanie might comment on the amount that we might be able to see flow through in the balance of 2019. But our total view has been first 12 months and our highly confident outlook there. ... Stephanie Plaines Global Chief Financial Officer, Jones Lang LaSalle, Inc. A Yeah, so just a reminder on the call that these are pre-tax synergies obviously, but we're expecting to see $28 million in the first 12 months. And for the full first year we're looking at closer to $10 million that would flow through, assuming that the deal would be completed in Q3. ... Stephen Sheldon Analyst, William Blair & Co. LLC Q Got it. That's very helpful. And then I guess lastly, is there any kind of go shop period included in this agreement we should be aware of? ... Christian Ulbrich President, Chief Executive Officer & Director, Jones Lang LaSalle, Inc. A Alan, do you want to give that answer. Alan is our Legal Counsel. ... Alan K. Tse Global Chief Legal Officer and Corporate Secretary, Jones Lang LaSalle, Inc. A There is no go shop in the deal. ... Stephen Sheldon Analyst, William Blair & Co. LLC Q Great. Thank you. ... Operator: And your next question comes from Jade Rahmani from KBW. Jade, your line is open. ... Jade Rahmani Analyst, Keefe, Bruyette & Woods, Inc. Q Thanks very much. Christian, I was wondering if you could share your thoughts around how you weighed the benefits of doing the transaction at this point in the cycle. Arguably you're paying, JLL is paying quite a steep multiple on HFF's cash earnings which could be viewed as potentially at a peak. So wanted to think about how you evaluated that. ... Christian Ulbrich President, Chief Executive Officer & Director, Jones Lang LaSalle, Inc. A Well, when you look at HFF performance in the past, this is an outstanding team which has demonstrated that they are able to deliver outstanding results in various market environments. Our outlook for the U.S. market is still very positive, and so we are very confident that we will continue with that strong momentum, which we had in 2018, also during 2019. And we have structured the transaction in a way that we feel confident that whatever the 7 1-877-FACTSET www.callstreet.com Copyright © 2001-2019 FactSet CallStreet, LLC

Jones Lang LaSalle, Inc. (JLL) Corrected Transcript Acquisition of HFF, Inc by Jones Lang LaSalle Inc Call 19-Mar-2019 outlook will be for 2020, that we will be able to deliver our forecasted expectations around that transaction. And so you have to do these deals when both parties are ready, both parties were ready, and so that's where we are. ... Jade Rahmani Analyst, Keefe, Bruyette & Woods, Inc. Q Okay. Have you gotten any preliminary reaction or perhaps maybe Mark Gibson could comment from customers. HFF has always prided itself on running a conflict-free business model. And so I'm just wondering what initial client feedback perhaps has been? ... Christian Ulbrich President, Chief Executive Officer & Director, Jones Lang LaSalle, Inc. A Well, we have been approached by clients for many, many years that they would like us to see strengthening our U.S. Capital Markets platform. And many gave us the kind recommendation that a potential partner could be HFF. And so we expect to have very strong and favorable reactions from our clients. Obviously, we announced the deal only a very short while ago but our inboxes are flooded around the world where clients are congratulating us to that step. They have put a lot of trust in the past in JLL as their preferred service provider, the same is true for the clients of HFF. And so the combination is very valuable to their clients and to our clients. And so we expect nothing but positive results from that. ... Jade Rahmani Analyst, Keefe, Bruyette & Woods, Inc. Q Can you provide any comments or color around the percentage of HFF's clients that JLL doesn't have current revenue-producing relationships with and conversely on the JLL side in the U.S. ... Christian Ulbrich President, Chief Executive Officer & Director, Jones Lang LaSalle, Inc. A I will hand that question over to Jay, but just be aware, we are in a period, where we will still run two separate businesses. And so our ability to make comments about HFF is very restricted. But I will hand over quickly to Jay. ... James (Jay) Koster II Group Head, Americas Capital Markets and Investor Services, Jones Lang LaSalle, Inc. A As you can imagine amongst the larger investors in the world and domestically, we both do significant business with the major investors, but across regional, local and other players in the United States real estate markets, there are substantive areas, where we have distinct client bases. And so expect the combination to be able to allow us to collectively grow that client base going forward. ... Jade Rahmani Analyst, Keefe, Bruyette & Woods, Inc. Q And how do you evaluate the potential for HFF's salespeople to market JLL's services? Is there any potential for that? ... Christian Ulbrich President, Chief Executive Officer & Director, Jones Lang LaSalle, Inc. A Yeah, we do believe that this is one of the nice opportunities to drive to bottom lines results. As you know, we have a very strong property management business and so we see a lot of value for HFF clients around that one. 8 1-877-FACTSET www.callstreet.com Copyright © 2001-2019 FactSet CallStreet, LLC

Jones Lang LaSalle, Inc. (JLL) Corrected Transcript Acquisition of HFF, Inc by Jones Lang LaSalle Inc Call 19-Mar-2019 Also obviously our leasing and PDS activities, we tend to see that clients really benefit from the ability to get a whole range of services from one provider, because that means it goes hand in hand without any type of disruption. ... Jade Rahmani Analyst, Keefe, Bruyette & Woods, Inc. Q Thanks for taking the questions. ... Operator: Your next question comes from David Ridley-Lane of Bank of America Merrill Lynch. David your line is open. ... David E. Ridley-Lane Analyst, Bank of America Merrill Lynch Q Good morning, HFF has a partnership structure, brokers own a 11% of the company, they have profit participation plan of 15% to 25% of profits. What are your plans to keep the brokers engaged here as you transition away from that partnership model? And how many of the 392 producers do you expect to go ahead and sign the three to four year commitment? ... Christian Ulbrich President, Chief Executive Officer & Director, Jones Lang LaSalle, Inc. A Thank you for that question. Obviously HFF is a listed company as we are a listed company, so the governance model between the two companies is not too different. And we obviously looked into HFF's compensation model and compared that to our own compensation model. And at the end of the day, you can use different routes to get to the same outcome. Fundamentally the difference is very limited, but I like Jay to give a little bit of more comments around that. ... James (Jay) Koster II Group Head, Americas Capital Markets and Investor Services, Jones Lang LaSalle, Inc. A As Christian and Stephanie said before, the culture of the longstanding partnership, leadership, and teamwork culture of the firm is vitally important to this combination, and we expect that as we merge the compensation programs of the firms, we will do all that we can do to continue to maintain that strong culture of partnership, teamwork and leadership. ... David E. Ridley-Lane Analyst, Bank of America Merrill Lynch Q All right, got it. And then a question on the cost synergies. I guess the first bucket $20 million in the first 12 months, going up to $40 million in run rate. It seems a little bit high to me. Just as HFF's total occupancy costs for all their offices was just $16 million for example, and their public company costs are expensive, but can you give us some examples of what you're planning, or if you have historical experience maybe with King Sturge about what you were able to achieve and how you're able to take those costs out? ... Christian Ulbrich President, Chief Executive Officer & Director, Jones Lang LaSalle, Inc. A Well, I can start out with King Sturge because that is the deal I was closest to. I can tell you that we at that time totally underestimated our ability to drive cost synergies and it came out much, much stronger than we originally expected on the cost side, but also on the revenue side. These cost synergies which we have laid out here have 9 1-877-FACTSET www.callstreet.com Copyright © 2001-2019 FactSet CallStreet, LLC

Jones Lang LaSalle, Inc. (JLL) Corrected Transcript Acquisition of HFF, Inc by Jones Lang LaSalle Inc Call 19-Mar-2019 been very thoroughly analyzed and they are backed up by a lot of detail which you can imagine our board was very keen to see before they approve the deal. Stephanie, Jay, do you want to add to that those comments. ... James (Jay) Koster II Group Head, Americas Capital Markets and Investor Services, Jones Lang LaSalle, Inc. A Sure, Christian, obviously given HFF's concentration in the capital markets space and having not been a full service real estate provider before, their local offices tend to be a much smaller scale than JLL. It drives substantively higher technology infrastructure, other local office infrastructure and limited leverage locally. So we expect the combination can drive substantive synergies across those areas and just continue to provide opportunities for us collectively to execute our business more efficiently. ... Stephanie Plaines Global Chief Financial Officer, Jones Lang LaSalle, Inc. A And just to add on to Jay's comments just for clarity that synergies, these are coming from both businesses, so that's probably why you're seeing the number a little bit higher than you're looking only at HFF's financials. ... David E. Ridley-Lane Analyst, Bank of America Merrill Lynch Q All right. Thank you very much. ... Operator: And your next question comes from Mitch Germain of JMP Securities. Mitch, your line is open. ... Mitch Germain Analyst, JMP Securities LLC Q Thank you and congrats to you Christian on the deal. Maybe just talk a little bit about some of the headwinds you are facing in trying to build this U.S. Capital Markets business organically. ... Christian Ulbrich President, Chief Executive Officer & Director, Jones Lang LaSalle, Inc. A Well, actually, the market practice in the U.S. is very strongly driven by different types of kind of outstanding brokers who are driving a lot of business towards them. And we tend to call that a [ph] stock (28:07) culture and we are a very team orientative, collaborative organization, and so we were very keen to grow our Capital Markets business with that team approach, sharing approach and that was not always easy to do that organically because clearly when you are trying to get new teams in they have their way of doing it and they want to continue to do their way of doing. And so that's why we were always very focused on HFF because HFF is clearly standing out and very similar to our own ideas on how you have to run a capital markets business. They have that collaborative approach where all offices and all teams are working seamlessly together, and that was, from our point of view a much better way to grow our capital markets business than trying to hire in individual teams on a local basis. ... Mitch Germain Analyst, JMP Securities LLC Q Are there any specific regions or property segments that you think that this provides an immediate near-term benefit for you? ... 10 1-877-FACTSET www.callstreet.com Copyright © 2001-2019 FactSet CallStreet, LLC

Jones Lang LaSalle, Inc. (JLL) Corrected Transcript Acquisition of HFF, Inc by Jones Lang LaSalle Inc Call 19-Mar-2019 Christian Ulbrich President, Chief Executive Officer & Director, Jones Lang LaSalle, Inc. A Well, we have a couple of areas where we believe we have immediate near-term benefits. I will pass over to Jay and Richard to give you some of those examples. Jay? ... James (Jay) Koster II Group Head, Americas Capital Markets and Investor Services, Jones Lang LaSalle, Inc. A I think one of the most near-term is the ability to unite our agency-lending platforms, bringing their historical production platform, their depth in Freddie Mac and Fannie Mae, combining that with our ability to execute the Fannie Mae business and Freddie Mac business based on our legacy acquisition of Oak Grove. So that certainly is a combination that we expect to be synergistic for both of us. Otherwise, we expect a broad-based stability to drive deeper client relationships and broader market and product coverage. So not specific geographies or products, but really more broad-based is our view. ... Richard William Bloxam Global Chief Executive Officer-Capital Markets, Jones Lang LaSalle, Inc. A The only thing I would add is that clearly with the pedigree and long history in the debt space in the Americas but also in their expansion more recently into the UK and EMEA market, we see an opportunity in the medium term to really drive more ambitious growth, accelerates our aspirations to become a leading debt advisor in the EMEA and Asia-Pac regions. ... Mitch Germain Analyst, JMP Securities LLC Q Great, thank you. ... Operator: And this concludes our question-and-answer session for today. I will now turn the call back over to management for closing remarks. ... Christian Ulbrich President, Chief Executive Officer & Director, Jones Lang LaSalle, Inc. Thank you very much for your interest in JLL, and for taking your time to join us on short notice. I just have to say good day to everyone. ... Operator: And this does conclude today's conference call. You may now disconnect. 11 1-877-FACTSET www.callstreet.com Copyright © 2001-2019 FactSet CallStreet, LLC

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IMPORTANT INFORMATION Cautionary Statement Regarding Forward-Looking Statements This communication contains certain statements regarding intentions, beliefs and expectations or predictions for the future of Jones Lang LaSalle Incorporated ("JLL") and HFF, Inc. ("HFF"), which are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995, including statements with respect to the anticipated effects of the proposed transaction, expectations with respect to synergies, the proposed transaction's anticipated benefits to stockholders, the anticipated timing of the closing of the proposed transaction and plans with respect to the leadership of the combined company following the closing of the proposed transaction. Words such as "believes," "expects," "anticipates," "estimates," "intends," "plans," "seeks," "projects" or words of similar meaning, or future or conditional verbs, such as "will," "should," "would," "could," "may" or variations of such words and similar expressions are intended to identify such forward-looking statements, which are not statements of historical fact or guarantees or assurances of future performance. However, the absence of these words or similar expressions does not mean that a statement is not forward-looking. Actual results could differ materially from those projected or forecast in the forward-looking statements. The factors that could cause actual results to differ materially include, without limitation, the following risks, uncertainties or assumptions: the satisfaction of the conditions precedent to the consummation of the proposed transaction, including, without limitation, the receipt of HFF stockholder and regulatory approvals on the terms desired or anticipated; unanticipated difficulties or expenditures relating to the proposed transaction, including, without limitation, difficulties that result in the failure to realize expected synergies, efficiencies and cost savings from the proposed transaction within the expected time period (if at all); potential difficulties in JLL's and HFF's ability to retain employees as a result of the announcement and pendency of the proposed transaction; JLL's ability to obtain and maintain an investment grade credit rating and obtain financing on the anticipated terms and schedule; risks relating to the value of JLL's shares to be issued in the transaction; disruptions of JLL's and HFF's current plans, operations and relationships with customers caused by the announcement and pendency of the proposed transaction; legal proceedings that may be instituted against JLL and HFF following announcement of the proposed transaction; and other factors described in JLL's annual report on Form 10-K for the fiscal year ended December 31, 2018, which was filed with the Securities and Exchange Commission ("SEC") on February 26, 2019, HFF's annual report for the fiscal year ended December 31, 2018, which was filed with the SEC on February 28, 2019, and other filings made by JLL and HFF from time to time with the SEC. The factors described in such SEC filings include, without limitation: the effect of political, economic and market conditions and geopolitical events; the logistical and other challenges inherent in operating in numerous different countries; the actions and initiatives of current and potential competitors; the level and volatility of real estate prices, interest rates, currency values and other market indices; the outcome of pending litigation; and the impact of current, pending and future legislation and regulation. Neither JLL nor HFF undertakes, and each of them expressly disclaims, any duty to update any forward-looking statement whether as a result of new information, future events or otherwise, except as required by law. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. Additional Information Regarding the Transaction and Where to Find It This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. This communication is being made in respect of the proposed merger transaction involving JLL and HFF, among other things. The proposed merger transaction will be submitted to the stockholders of HFF for their consideration. In connection therewith, the parties intend to file relevant materials with the SEC, including a definitive proxy statement/prospectus, which will be mailed to the stockholders of HFF. However, such documents are not currently available. BEFORE MAKING ANY VOTING OR ANY INVESTMENT DECISION, AS APPLICABLE, INVESTORS AND SECURITYHOLDERS OF JLL AND/OR HFF ARE URGED TO READ THE DEFINITIVE PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED MERGER TRANSACTION AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATIONABOUT THE PROPOSED MERGER TRANSACTION. Investors and securityholders may obtain free copies of the definitive proxy statement/prospectus, any amendments or supplements thereto and other documents containing important information about each of JLL and HFF, once such documents are filed with the SEC, through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by JLL will be available free of charge under the “Investor Relations” section of JLL’s website located at http://www.ir.jll.com or by contacting JLL’s Investor Relations Department at (312) 252-8943 or JLLInvestorRelations@JLL.com. Copies of the documents filed with the SEC by HFF will be available free of charge under the "Investor Relations" section of HFF's website located at http://www.hfflp.com or by contacting HFF's Investor Relations Department at (7138) 852-3500 or InvestorRelations@hfflp.com. Participants in the Solicitation JLL and HFF and their respective directors and executive officers, certain other members of their respective management and certain of their respective employees, may be deemed to be participants in the solicitation of proxies in connection with the proposed merger transaction. Information about the directors and executive officers of HFF is set forth in its proxy statement for its 2018 annual meeting of stockholders, which was filed with the SEC on April 28, 2018, and its annual report on Form 10-K for the fiscal year ended December 31, 2018, which was filed with the SEC on February 28, 2019, each of which can be obtained free of charge from the sources indicated above. Information about the directors and executive officers of JLL is set forth in its proxy statement for its 2018 annual meeting of stockholders, which was filed with the SEC on April 19, 2018, and its annual report on Form 10-K for the fiscal year ended December 31, 2018, which was filed with the SEC on February 26, 2019, each of which can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the definitive proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available. No Offer or Solicitation This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.